CODE OF ETHICS

FOR
DIRECTORS, EXECUTIVE OFFICERS, AND EMPLOYEES

OF
CHINA WATER & DRINKS, INC.
(Modified Version of January, 2008)

I. Objectives

China Water & Drinks, Inc. (the “Company”) is committed to establish this Code of Ethics for Director, Executive Officers, and Employees (the “Code”) to encourage professional manner from directors, executive officers, and employees, establish a non-bribery working environment, and prevent any wrongdoings or events that would harm the interests of the Company and shareholders’ interests, the highest level of ethical behavior.

II. Applicable Scope

This Code applies to all directors, executive officers (included but not limited to Company’s general manager, vice general manager, executive financial officer, board secretary, and principal of auditing department), and all the employees of Company’s subsidiaries and holding companies (collectively, the “Covered Persons”).

According to item 4 of section 3 and item 2 of section 4, legal counsels located in China and overseas will be obliged to the Code when involving any legal consultancy.

III. Professional Ethics and Behavior

Each Covered Person must always strictly behave himself or herself in an honest and ethical manner during his or her business as follows.

(1) Compliance with Applicable Laws, Rules and Regulations

All directors, executive officers and employees of the Company, when involved in the Company’s business, must strictly observe the applicable laws, rules and regulations of any states and regions, including but not limited to government laws, rules and regulations of PRC, the United States, and Hong Kong, as well as the listing standards of any securities exchange on which the Company’s securities is listed.

(2) Honest and Ethical Conduct

Each Covered Person must be subject to the highest standards of faith and morality and encourage others to act with faith and morality. The definition of faith and morality refers to the situation that anyone involved in the similar professional activities as the Covered Person does, based upon his or her reasonable judgment, conducts the activities without any fraud and cheats ant any other illegal events, without injuring the interests of the Company and shareholders, which includes but not limited to the terms stipulated in the Code.

(3) Internal Control and Complete, Fair, Accurate, Timely and Understandable Information Disclosure

1. The Covered Person shall establish and comply with proper and reasonable internal control procedure, generally accepted accounting principles and Company’s current accounting procedures to maintain complete and accurate transactional records. The Covered Person may not interrupt or wrongfully manipulate Company’s financial auditing by any means.

2. The Covered Person shall take all possible measures in compliance with applicable security laws, rules and regulations, requirements of securities exchange market where the Company is listed, and information disclosure control and procedures which the Company adopts, to actively induce the Company to fully, fairly, accurately, timely and understandably disclose in all the Company’s reports filing to security supervision commission or security exchange market domestic and overseas.

(4) Conflicts Of Interests

It shall be handled according to the Code in case that Covered Person’s personal or professional interests conflict, no matter material or external, with the Company’s interests. The conflicts of interests that may occur between the Company and Covered Person, is given rise to by the activities that includes but not limited to the followings:

•	Personal Investment

Any Covered Person may not invest in or hold equity of any company or economic entity that has business relation with or compete with the Company. However, where any of that company is traded on a public security exchange market, the Covered Person may hold less than one percent of the common stock of that company.

•	Related Transaction: Any of the following legal person or natural person constitutes a related party of the Company

(1)	The promoter of the Company, any of the Company’s shareholders holding or controlling no less than 10% of the Company’s stock.

(2)	Any of the directors, supervisors, chief executive officer (CEO) of the Company, or any person holding the position of the Company’s director during 12 months prior to the related transaction.

(3)
Any of the directors, supervisors, chief executive officer(CEO) of the Company’s holding company, or any shareholder holding or controlling no less than 10% of the stock of the Company’s holding company.

(4)	Any of the persons related to the natural person mentioned in the item (1) and (2) hereabove, including:

Couple, parents, son(s) or daughter(s), brother(s) or sister(s); and

Parents of couple, couple(s) of son(s) or daughter(s), couple(s) of brother(s) or sister(s), brother(s) or sister(s) of couple(s)

(5)	Any of non-wholly owned subsidiaries that related parties and/or their associated persons own or control more than 10% voting rights.

(6)
Any of the companies with 30% or more of their stock owned or controlled by related parties or their associated persons, or any of the companies with their board of directors controlled by related parties or their associated persons.

(7)	Associated persons of the related parties of legal person mentioned in the item (1), (3), (5) and (6) hereabove, including:

☐ Holding parent company

☐ Subsidiaries

☐ Companies under common control

The term “related transaction” refers to an event whereby a transfer of resources or obligations takes place between related parties, regardless of whether a price is charged, including but not limited to:

(1)	Purchases or sales of goods

(2)	Purchases or sales of assets except trading commodities

(3)	Rendering or receiving of labor services

(4)	Agency

(5)	Leases

(6)	Financial aids (including provision of fund, guarantee, compensation warrant (no matter fees charged accordingly or not), entrusted loan )

(7)	Management agreements

(8)	Transfer of research and development projects

(9)	License agreements

(10)	Donation

(11)	Debt restructuring

(12)	Non-currency transaction

(13)	Joint investment by the related parties (including the establishment of company, joint venture or entering into related agreements)

(14)	The remunerations for key managers

(15)
Issuance, acceptance, transfer, or excising the options or warrants related to the Company or related parties (including issuance of warrants or value-added stock relating to employee incentive plan, to directors, supervisors and/or associated persons)

(16)	other items the security exchange market considers as related transactions where the Company is listed

Any natural person to the above related transaction, shall endeavor to avoid the occurrence of the related transaction hereabove, and shall take the initiative to report to the Company when the related transaction occurs.

•	Position Conflict

To avoid any position conflict, the acceptance by a Covered Person to hold a management position or serve as a consultant in a company or economic entity in business or competition relation with the Company shall be forbidden, unless pre-approved by the Company’s executive committee.

Unless approved by the Company, any Covered Person may not hold position of office in any company and economic entity in competition with the Company, or engage in any activities in competition with the Company.

•	Gift and Entertainment

1.
Any director and executive officer may neither accept or provide any present or entertainment that may effect his or her business decision and independent judgment, nor allow his or her parents, couple, son or daughter to accept or provide that present or entertainment. Any employee may not accept or provide any present or entertainment that may effect his or her business decision and independent judgment. The Company forbids any acceptance of cash or any presents equivalent to cash.

2.	Any person shall not participate in the discussion on the issues where there is personal or professional conflict of interests with the Company.

3.	This section also applies to the person that solves problems or provides advise upon the Code, including the legal counsel and lawyers engaged by the Company.

(5). Corporate Opportunities

1. The Covered Persons may neither take for themselves opportunities or personal gains that are discovered or obtained through the use of the Company’s property, information or position, nor compete with the Company.

2. The Covered Persons have a duty to report to the Company’s Censor Committee when knowing they can obtain personal opportunities or gains through the use of the Company’s property, information or position.

(6). Confidentiality

1. The Covered Persons shall comply with non-disclosure agreements and may not disclose any confidential business information of the Company or its customers unless provided or authorized by laws. The term “confidential business information” refers to the information that is kept confidential and will harm the interest of the Company or its customers if disclosed.

2. The obligation of non-disclosure under this section will keep continually effective after the Covered Persons resign or get removed from their position.

(7). Fair Treatment

1. The Covered Persons shall endeavor to provide equal treatment to all customers, suppliers, competitors and other employees. No one shall treat customers, suppliers, competitors and other employees in a way of deceits, cheat, misuse of information, or in any other improper manner.

2. The Covered Persons shall comply with the Company’s purchase policy when purchasing commodities on behalf of the Company.

3. The Company prohibits any bribe, kickback, or any other similar payment to by any of the Covered Persons designed to acquire or retain business with relevant employees or companies.

4. None of the Covered Persons shall enter into any agreements adverse to the Company’s lawful interests.

(8) Protection and Use of the Company’s Property

1. The Covered Persons of the Company shall properly keep and make the best use of the Company’s Property, and shall protect all the properties and rights including the Company’s intellectual property. Activities such as theft, carelessness and waste have an adverse impact on the Company and its profitability, which shall be abandoned.

2. The Company’s Property and resource may only be legally and duly used for the Company’s relevant business purposes.

3. When any of the Covered Persons reasonably doubt that there may be theft of or damages to any of the Property or resources held by the Company, they shall immediately report to the relevant internal property administrative department, Internal Censor Department or counsels of the Company.

(9) Inside or Non-public Information

Inside or non-public information refers to the confidential information acquired by the Covered Persons of the Company but not disclosed to common investors yet. Such information may be deemed as important or material information, and could affect investors in deciding whether to buy, sell or hold the Company’s shares.

Such information may include:

•	Information regarding material transactions that may occur, such as merger, acquisition or sales of enterprises;

•	Operation results or distribution of dividends;

•	Material change in the management;

•	Change in the supply of main raw material;

•	Innovation of important products or production process;

•	Change in important clients or suppliers;

•	Important lawsuits or investigations by regulatory authorities; and

•	Any other information that may positively or negatively affect the Company’s share price.

The Company prohibits any use of confidential information for personal profit, any trade of the Company’s shares by taking advantage of important inside information, and any disclosure of inside information to other people. Before the announcement of annual or interim results, the Company would issue definite instructions regarding the trade of the Company’s shares by the Covered Persons who, defined by the Company, have or hold non-public information sensitive to the share price.

IV. Accountability

1. Explanation and Consultation

Upon the requests of Censor Committee or relevant Covered Persons, the Internal Censor Department of the Company will explain if the professional behaviors of the Covered Persons violate the Code or are non-ethic. The Board of Directors, or the Censor Committee authorized by the Board of Directors would make a judgment. The Internal Censor Department shall be responsible to reply to the consultation regarding the Code by the Company’s staff. Meanwhile, all employees could consult with their direct leader for the explanation of the Code.

2. Report illegal or Non-ethic Behaviors

(1) The Internal Censor Department shall be responsible to receive reports regarding non-compliance of ethics. After receiving any report on the behaviors of any Covered Persons that may violate the Code and communication with the relevant staff of the Company’s counsels, Human Resource Department and Corporate Culture Department, then the Internal Censor Department shall inform in writing the Censor Committee, and the Censor Committee would arrange for preliminary investigations. Unless authorized by Board of Directors or waived by Censor Committee according to Item 5 of section 4, the Board of Directors shall make final judgment regarding relevant preliminary investigations report.

Telephone number the Internal Censor Department for consultation with and whistleblowing:

E-mail:

Mail address for settling complaints: Room 1806, Development Centre Building, RenMinNan Road, Luohu District, Shenzhen, Guangdong

Zip Code: 518000

Internal Censor Department of China Water & Drinks Inc.

(2) Internal Censor Department and other departs receiving whistleblowing reports shall be responsible to protect the whistleblowers, including but not limited to anonymous protection, no punishment to whistleblowers, including dismissing, unless there is due reason.

3. Punishment to Violation of Ethics

The punishment to non-compliance of the Code shall be awarded by the Board of Directors or the Censor Committee authorized by the Board of Directors. The punishment shall range from denunciation in writing to dismissing , and may be reported to public security or securities supervising authorities for investigation.

4. Waiver

The Censor Committee has the right to waive the liabilities for violation of the Code by Covered Persons in the deliberate stage (not including relevant legal liabilities). Any waiver and the reasons shall be disclosed to securities supervision authorities an the Company’s shareholders according to item 3 of section 3 hereof.

5. Records

The Internal Censor Department shall make detailed records of the investigation for suspect of non-compliance to the Code or non-ethic behaviors of Covered Persons of the Company.

V. Disclosure of the Code

Corporate Culture Department will be responsible for broadcasting and distributing the Code. Current versions of the Code and English version will be maintained on the Company’s Website. Company is obliged to provide the Code in Chinese or English per any request.

Any amendment to the Code shall be disclosed in a similar way.

VI. Approval and Amendment

The Code is approved by Board of Directors of the Company. Internal Censor Department will review and amend the Code (if necessary) every year and submit it to the Board of Directors for approval and application.